June 14, 2023

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Re:	Elevai Labs, Inc.
Draft Registration Statement on Form S-1
Submitted February 14, 2023
CIK No. 0001840563

We submit this letter to the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1 confidentially submitted to the Commission on February 14, 2023 (the “Initial Registration Statement”), as amended on June [--], 2023 (the “Amended Registration Statement”).

Set forth below is the response of Elevai Labs, Inc. (the “Company”) to the comments from the staff of the Division of Corporation Finance (the “Staff”) in a letter to the Company dated March 15, 2023. We set forth below in bold the comments from the Staff followed by our response to the comments.

Draft Registration Statement on Form S-1, Submitted February 14, 2023

Forward-Looking Statements, page ii

1.	We note that Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 do not apply to initial public offerings. Accordingly, please revise to remove your reference to these provisions.

We have revised the cover page of the Amended Registration Statement to exclude the references to the safe harbors under the Securities Exchange Act of 1934 as set out in the comment above.

Current Products and Products in Development, page 2

2.	With reference to your disclosure at the bottom of page 92, please revise to balance the Summary disclosure by explaining that commercialization began in 2022.

We have revised our disclosure on page three and throughout the Summary to disclose that our commercialization began in 2022 in response to the comment above.

3.	We note your disclosure that you identify your manufacturing process as “Precision Regenerative Exosome Technology™.” Accordingly, please revise to highlight the disclosure on page 89 that your products are not regenerative medicines that are intended to treat any disease or condition.

We have revised our disclosure under the subheading “FDA regulation of regenerative medicine” within the “Regulations” section and throughout the prospectus to highlight that our products are not regenerative medicine intended to treat any disease or condition.

Market, Industry and Other Research-Based Data, page 2

4.	Please revise the first paragraph under the heading and in the Competition disclosure on page 3 to clarify how the two sales channels differ.

We have revised our disclosures under both the “Market, Industry and Other Research-Based Data”, and “Competition” headings to clarify how the business-to-business and distribution agreement sales channels differ.

The Company, page 2

5.	Please define scientific or technical terms at first use in the Summary. For example only, please briefly explain the terms “exosome”; “hUMSC”; “hyperpigmentation” and “Conditioned Media.”

We have revised our Prospectus Summary to include a new heading for the section “Prospectus Definitions of Commonly Used Terms” to define the terms outlined in the above comment, among others.

6.	Please clarify the basis on which your products are “preeminent.”

We have revised disclosures in our Prospectus Summary and elsewhere in the registration statement to remove references to the preeminence of our products.

Our Next Generation Technology and Early Results, page 3

7.	We refer to the last sentence in this section. Please revise to explain, if true, that you would need to conduct clinical trials and receive FDA approval for a drug product that treats chronic skin conditions. With reference to the disclosure on page 33, also disclose that there are no FDA approved medical products utilizing exosomes.

We have revised our disclosure under the heading “Our Next Generation Technology and Early Results” to include specify the need for FDA approval of any drug products, and that no products utilizing exosomes have yet been FDA approved.

Our Product Quality..., page 3

8.	Explain the term “favorable pricing” to clarify your strategy and position in the marketplace.

We have updated the disclosure under the heading “Our Product Quality, Ongoing Research and Seamless Production Process” to clarify our strategy and position in the marketplace in relation to our use of the term “favorable pricing” in relation to our products.

Established Partnerships..., page 4

9.	Please reconcile your disclosure on page 4 that you have entered international markets with your disclosure on page 8 which indicates that your current sales and distribution are limited to the United States.

We have revised and reconciled the disclosures under the headings “Established Partnerships with Major Industry Players and Our Local Community” and “Channel Expansion, Production Capacity, and International Growth” to clarify our products may enter international markets through our third-party distribution sales channel under our exclusive and non-exclusive distribution agreements, but further clarified that we distribute our products solely and directly within the United States.

Out Products Ease of Use..., page 4

10.	We note product performance claims in this section and elsewhere in the Summary. To the extent that that you highlight product performance, please revise to provide context and balance by also highlighting the following:

●	The success of results are highly subjective (page 30).

●	You have yet to complete clinical testing to demonstrate support for any performance claims;

●	Statements regarding our topical cosmetic and exosome-containing serums have not been reviewed or approved by the FDA (page 65).

Also, tell us the basis for your statements that your products are “science backed.”

We have revised and reconciled the disclosures under the heading “Our Products Ease of Use, Quality Ingredients, and Post-Procedure Benefits” and elsewhere within the registration statement where product performance claims are disclosed to balance those performance claims with the three bulleted points in the above comment. Moreover, we have removed statements in disclosures relating to our products that they are “science backed” throughout the registration statement.

Our Well Recognized and Award-winning Team, page 5

11.	Your disclosure in the section is two-pages in length and is identical to similarly titled disclosure within your Business section. Please revise to summarize or remove the section from the Summary.

We have consolidated the disclosure under the heading “Our Well Recognized and Award-winning Team and Brand” to summarize the contents therein.

Channel Expansion..., page 7

12.	We note your disclosure indicating that you intend to expand your production. We further note your disclosure on page 85 indicating the sufficiency of your existing facilities for the next 12 months. Accordingly, please revise to disclose here or elsewhere, as appropriate, the planned timing for expansion and, if applicable, whether you will require material funding in the near term to pay for any such work.

We have updated the disclosure under the heading “Channel Expansion, Production Capacity, and International Growth” to further specify the planned timing for prospective expansions relating to our production ability and laboratory space. We have further specified the nature of the material funding we would require to expend for such expansion in relation to expanding our production capabilities.

13.	Please revise to explain the term “white label.”

We have revised the disclosure under the heading “Channel Expansion, Production Capacity, and International Growth” to explain the term “white label”.

Our Technology and Research, page 7

14.	We note your disclosure that the exosomes in your products have the ability to enhance the appearance of many skin types. Please revise to clarify which skin types can be enhanced and/or which skin types cannot be enhanced by your products.

We have revised the disclosure under the heading “Strategy—Our Technology and Research” to remove reference to “many skin types”, as the types of skin that cannot be enhanced by our products is under determination as of the date of our prospectus.

Summary Risk Factors, page 10

15.	We note that your summary risk factors are five pages in length. Please limit your summary risk factors to no more than two pages that summarize the principal factors that make an investment in the registrant or offering speculative or risky. Refer to Item 105(b) of Regulation S-K for guidance.

We have revised the disclosure under our summary risk factors to reduce length of our summary risk factors so that summary only includes those principal risk factors that make an investment in our offering speculative or risky.

Our brand and reputation may be diminished due to real or perceived quality, safety, efficacy or environmental impact issues..., page 25

16.	We note your disclosures here, on page 30 and elsewhere in the prospectus discussing the “efficacy” and “effectiveness” of your products. We note that these are terms of art with specialized meaning in the context of FDA’s regulation of drugs and biologics. Accordingly, please revise your disclosures to ensure that you provide sufficient context when using these terms so that it is clear whether you are referring to the aesthetic results of your cosmetic products or instead to claims involving the treatment of medical conditions. Similarly, provide context so that it is clear whether the “clinical” work you reference throughout the prospectus relates to efforts to build evidence that your cosmetic products demonstrate aesthetic improvement or instead relates to your efforts to develop drug/biologic products.

We have revised our risk factor disclosure on pages twenty-seven and twenty-eight of the prospectus, and throughout the prospectus to remove references to the “efficacy” and “effectiveness” of our products because the efficacy of our products has not yet been determined in the context of the FDA’s regulations. Moreover, we have revised references to clinical work our current or pipeline products have been subject to and specifically noted where such testing has been referenced to demonstrate aesthetic improvement of those products.

Business

Corporate History and Structure, page 60

17.	Please revise to discuss briefly the material terms of the asset purchase agreement entered with Reactive Medical Labs in June of 2021. Please also file this agreement as an exhibit to your registration statement.

We have revised the disclosure under the heading “Corporate History and Structure” to include the material terms of our agreement with Reactive Medical Labs Inc. in June 2021 and included that agreement as an exhibit to our registration agreement.

Research and Development, page 75

18.	We note your statement on page 76 that you have also “developed” applications of your products for use in hair. Disclosure on page 3, and elsewhere, indicates this indication is still currently being developed. Please reconcile your disclosure or advise.

We have revised the disclosure on page [76] and elsewhere throughout the prospectus to clarify that the application of a product for use in hair is still being developed.

19.	Please revise the last paragraph on page 76 to clarify whether the case study is complete. Also, revise your disclosure in this section concerning development status to reflect your disclosure on page 69 which indicates that your clinical development of Efinity 2.0 is currently on hold.

We have revised our disclosure on page seventy-four and to clarify that our case study and related clinical trials are currently on hold.

Manufacturing, page 78

20.	Your disclosure at the top of page 80 indicates that you use multiple suppliers to source high quality hUMSCs. Please reconcile this disclosure with your disclosure on page 36 that you rely on a single supplier. Also, explain the basis for your disclosures on pages 65 and 80 concerning the quality/superiority of the hUMSCs you procure. Also reconcile your disclosure on page 80 that you use multiple cords with your disclosure on page 2 that your proprietary process yields exosome lots from a single hUMSC supply.

We have revised our disclosure under the heading “Manufacturing” and within our risk factors to reconcile the fact that we work with multiple suppliers to source our hUMSCs and rely on one supplier to source hUMSCs for our products. We have further revised our disclosures in relation to the superiority of the hUMSCs we produce to remove references to their superiority. We have further revised our disclosures to make note that our proprietary process yields exosome lots from a single hUMSC supplier, rather than a single supply.

Intellectual Property

Patents, page 83

21.	Please disclose the type of patent protection, ownership status and applicable expiration dates for each material patent or patent application discussed in this section. Please also discuss what a provisional patent application is and what rights flow from this type of application.

We have updated the disclosure under the heading “Intellectual Property—Patents” to include the ownership status and applicable expiration date for each material patent and patent application. We have updated this disclosure to emphasis the definition of a provisional patent application, and what rights flow for this type of application.

Management

Our Executive Officers and Directors, page 98

22.	For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K for guidance.

We have updated the disclosure under the heading “Management— Our Executive Officers and Directors” to include the experience that led to our conclusion that that person should serve as a director nominee or director.

Preferred Stock, page 114

23.	With reference to your risk factor disclosure on page 48, please revise to discuss enhanced voting rights held by one of more series of the preferred stock.

We have removed the risk factor previously on page forty-eight and our disclosure under the heading “Description of Capital Stock— Preferred Stock” to clarify herein that holders of shares of our convertible preferred stock do not have enhanced voting rights.

Financial Statements, page F-1

24.	Please update the financial information included in your filing in accordance with Rule 8-08 of Regulation S-X.

We have included in our Draft Registration Statement updated audited financial statements for our fiscal year ended December 31, 2022. We reasonably and in good faith project that our Draft Registration Statement will not become effective until on or after August 15, 2023, and we plan to submit interim financials for our three and six months ended June 30, 2023 in a subsequently amended draft registration statement or a publicly filed registration statement.

Consolidated Statements of Income and Comprehensive Loss, page F-5

25.	Please revise future filings to remove the stock-based compensation line item from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

We have removed the stock-based compensation line item from the face of the statement of operations in our Draft Registration Statement and presented the related stock-based compensation information in the notes to the financial statements.

Exhibits

26.	In your next amendment, please identity each of the Material Agreements that will be filed with the registration statement.

We have updated the exhibits table included in the Draft Registration Statement to identify each of the material agreements we have entered into to date, and will continue to update this table to the extent available.

General

27.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company confirms that it has not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and it has not authorized anyone to do so on its behalf. The Company represents to the extent that there are any such written communications that it, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, it will supplementally provide them to the Staff. In such case, the Company further confirms that no copies of such written communications will be retained by potential investors.

In addition to the above response to your comment, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Registration Statement, (ii) comments from the Staff do not foreclose the Commission from taking any action with respect to Amended Registration Statement or any eventual registration statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jordan Plews
Jordan Plews, Ph. D.
Chief Executive Officer